UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Third500, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1740 Oak Ave, Suite C1
(No. and Street)

Evanston (City) IL (State) 60210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Gibson (847) 849 - 1787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams
(Name – *if individual, state last, first, middle name*)

4555 N Cityfront Suite 1500 (Address) Chicago (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

We, Brian Gibson and David Loucks, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Third500, LLC, as of December 31, 2018, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David Burton Loucks
Chairman and CEO

Brian D. Gibson 3-14-19
Signature

VP, Finance
Title

Yolanda Saucedo
Notary Public

YOLANDA SAUCEDO
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 21, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIRD500, LLC
(f/k/a HEALTHIOS CAPITAL MARKETS, LLC)
(A Limited Liability Company)

YEAR ENDED DECEMBER 31, 2018

FILED AS CONFIDENTIAL INFORMATION
PURSUANT TO RULE 17A-5(e)(3)

THIRD500, LLC
(f/k/a HEALTHIOS CAPITAL MARKETS, LLC)
(A Limited Liability Company)

YEAR ENDED DECEMBER 31, 2018

CONTENTS

Report of Independent Registered Public Accounting Firm

Member
Third500, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Third500, LLC (f/k/a Healthios Capital Markets, LLC) (the Company) as of December 31, 2018, the related statements of income, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

Auditors' Report on Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Act of 1934 and the computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 (exemption) (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

We have served as Third500, LLC's auditor since 2012.

Chicago, IL
March 14, 2019

THIRD500, LLC
(f/k/a HEALTHIOS CAPITAL MARKETS, LLC)
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31,		**2018**
ASSETS		
Current assets:		
Cash and cash equivalents	**$**	**202,532**
Accounts receivable		**912,856**
Other assets		**69,555**
Total assets	**$**	**1,184,942**
LIABILITIES AND MEMBER'S CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	**$**	**145,409**
Deferred Revenue		**55,000**
Total liabilities		**200,409**
Member's capital		**984,533**
Total liabilities and member's capital	**$**	**1,184,942**

See notes to financial statements

THIRD500, LLC
(f/k/a HEALTHIOS CAPITAL MARKETS, LLC)
(A Limited Liability Company)

STATEMENT OF INCOME

Year ended December 31,	2018
Revenues:	
Professional services	
Advisory fees	$ 1,206,744
Success fees	2,288,825
Consulting fees	56,280
Expense reimbursement	49,449
Gain on sale of securities	198,620
Total revenues	3,799,919
Expenses:	
Computer expense	61,558
Conferences and meetings	4,908
Dues and subscriptions	71,835
Employee compensation	919,200
Marketing	6,945
Professional fees	1,850,103
Rent	110,236
Research	35,975
Insurance	7,689
Telephone and data services	126,213
Travel and entertainment	360,909
Other	95,684
Total expenses	3,651,255
Net income	$ 148,664

See notes to financial statements.

THIRD500, LLC
(f/k/a HEALTHIOS CAPITAL MARKETS, LLC)
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Member's capital, January 1, 2018	$	670,965
Net income		148,664
Contribution		310,000
Distribution		(145,096)
Member's capital, December 31, 2018	**$**	**984,533**

See notes to financial statements.

THIRD500, LLC
(f/k/a HEALTHIOS CAPITAL MARKETS, LLC)
(A Limited Liability Company)

STATEMENT OF CASH FLOWS

Year ended December 31,	2018
Cash flows from operating activities:	
Net income	$ 148,664
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	(490,907)
Prepaid expenses	(57,595)
Other assets	10,505
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	97,019
Deffered revenue	55,000
Net cash used in operating activities	(237,314)
Cash flows from investing activities:	
Repayment of loan	215,956
Net cash provided by investing activities	215,956
Cash flows from financing activities:	
Contribution	310,000
Distribution	(145,096)
Net cash provided by financing activities	164,904
Net increase in cash and cash equivalents	143,546
Cash and cash equivalents, beginning of year	58,987
Cash and cash equivalents, end of year	$ 202,532

1. Organization and summary of significant accounting policies

Operations:

Third500, LLC (F.K.A Healthios Capital Markets, LLC) (the Company) was organized on July 27, 2001 and commenced operations on November 1, 2001. The Company's name changed effective September 1, 2018. The Company is a limited liability company and the liability of the member is limited to the capital account balance in the company. The Company, headquartered in Evanston, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934, and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company engages in mergers and acquisition and capital raising advisory services. The Company serves predominantly healthcare companies in the United States and Europe, however it can also serve non-healthcare companies.

The Company was wholly-owned by Healthios Holdings, LLC, a related entity that acts as a holding company, comprised of private investors who also managed the Company through August 31, 2018. On September 1, 2018, the Company became wholly-owned by a company operating under the laws of Singapore called Third500 Holding Private Limited. Third500 Holding Private Limited is a related entity that acts as a holding company owned by Healthios Holdings, LLC.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents.

Concentration of risk:

The Company places its cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2018, the Company did not have cash and cash equivalents in excess of federally-insured limits. Management believes that the Company is not exposed to any significant risk on cash and cash equivalents.

Accounts receivable:

Accounts receivable represent amounts due but not yet received by year-end. All amounts are due in less than one year and are deemed fully collectible by management. The Company periodically reviews and reserves for specific receivables that are deemed to be uncollectible. At December 31, 2018, the accounts receivable balance contained an outstanding receivable due from a single customer representing 76% of the total.

1. Organization and summary of significant accounting policies (continued)

Revenue recognition:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers: Topic 606*, to supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States ("GAAP"). The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The adoption did not have a material impact on the timing or amounts of our revenue recognition but impacted the disclosures within the notes to the consolidated financial statements.

Advisory fees

The Company provides a general set of investment banking services to its clients in exchange for advisory services fees. The Company provides these advisory services on a daily basis. The Company believes the performance obligation for providing ongoing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a monthly specified retainer amount. At times, a client may pay a "lump sum" advisory fee for investment banking services at the beginning of an engagement to be consumed over a specified time period. In this case, the Company will defer revenue recognition in the month the "lump sum" is collected, and then recognize revenue over the time period the investment banking services are performed. At December 31, 2018, the Company had $55,000 in deferred revenue as a result of a "lump sum" paid for a 12-month contract.

Expense reimbursement

The Company is allowed to charge back reasonable expenses it incurs while carrying out its obligations to a client. Expense reimbursement revenue is most commonly from airfare, meals, hotels and car rental that the Company charges back to the client. These expense reimbursement revenues are recognized as expenses are incurred.

Success fees

The Company can also earn revenue for successfully brokering a client financing or partnering transaction. For this, the Company earns a cash success fee. Management recognizes success fee revenue when (i) the client receives its "Aggregate Consideration" from an equity or debt raise at the time the closing escrow account is funded; or (ii) when a partnering of the client with a strategic partner occurs in a signed and accepted term sheet. When one of these events occur, the Company has earned its contractually stated percentage of "Aggregate Consideration." Prior to these two events occurring, the success fee revenue is not deemed earned because the client and its prospective investors can choose not to consummate the transaction.

Revenue can also be earned from "Earn Outs" or stock warrant exercise. Revenues from "Earn Outs" are recognized when they are readily determinable to be received as cash from the client company. Revenues from exercise of stock warrants are unpredictable and management recognizes revenue on them under the same policy that it recognizes success fee cash revenue, which is at the point in time an exercise event occurs. In year ending 2018,

the firm earned $503,415 in stock warrant exercise revenue. The exercised stock was subject to Regulation 1933 lock up period so it was not liquidated for cash. The Company held the stock and had gains on securities of $198,620 at the date the Company transferred the shares to Third500 Pte Ltd, an affiliate under common control.

Consulting fees

The Company also earns revenue from providing expert opinion for legal matters where actions are brought by shareholders against an issuer. For this, the Company recognizes revenue for the hours it provides to the law firm who has hired the Company. The Company can also earn revenue from providing fairness opinions to an issuer. Revenue is recognized at the time the fairness opinion is delivered to the client issuer and deferred until the specific performance obligation is met.

All revenue recognized during the year ended December 31, 2018 is related to contracts with customers. Receivables from customers totaled $896,129 and $422,048 as of December 31, 2018 and 2017, respectively.

Income taxes:

The Company is treated as a partnership for income tax purposes and is not liable for federal or state income taxes. Each individual member is required to report his distributive share of realized income, gain, loss, deductions or credits on his own income tax return.

2. Leases

The Company rents office space on a month-to-month basis from a related party. Total rent expense for the year ended December 31, 2018 is $110,236.

3. Related party transactions

During 2018, the Company entered into a referral fee share agreement with Third500 Pte Ltd, an affiliate under common control. The fee sharing allows the Company who is the receiver of the revenue to share attributable fees directly to Thrid500 Pte Ltd. for the work it performs. In 2018, the Company paid fees to Third500 Pte Ltd of $527,930.

In January 2018, the Company entered into a Cooperation Agreement with Capbridge, an affiliate in which the managing members of Healthios Holdings, LLC had a minority investment interest, that superseded a referral agreement between the two companies. The substance of the change was to document each parties' obligations to each other as a result of Healthios Holdings, LLC selling back its shares

in Capbridge. The Cooperation Agreement outlined a fee sharing arrangement between the Company and Capbridge. On July 1, 2018, the Company assigned the Cooperation Agreement to Third500 Pte Ltd. For year ended 2018, commission expense to Capbridge was $747,017, which is included in professional fees in the Statement of Income.

Included in professional fees are amounts paid to Healthios Thailand, a related party under common control for back office support. Total fees paid to Healthios Thailand for the year ended December 31, 2018 were $422,921.

At December 31, 2018, the Company has a receivable due from a family member of one of Healthios Holdings, LLC's members in the amount of $16,727 for reimbursement of payroll costs, which is included in accounts receivable.

In November 2018, the Company signed a lease agreement with Suissealpin, LLC, a related party wholly-owned by the majority owner of Healthios Holdings, LLC. The Company intends to rent office space from Suissealpin, LLC under a month-to-month lease. In 2018, the Company paid Suissealpin, LLC $5,121, which is included in rent expense.

During 2018, one of the managing members of Healthios Holdings, LLC worked from a temporary office, and as such the Company paid $26,091, which is included in rent expense.

At December 31, 2018, the Company's accounts payable balance has $60,926 in obligation due to the managing members of Healthios Holdings, LLC for costs incurred in connection with air, meals, hotel and travel related expenditures for business purposes.

5. Net capital requirement

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2018, the Company had net capital of $2,122, which was $2,878 deficient of the required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 68.52:1 at December 31, 2018. The Company has notified FINRA and filed appropriate 17a-11 notification. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

6. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2018, the financial statement date, through March 14, 2019, the date the financial statements were issued.

THIRD500, LLC
(f/k/a HEALTHIOS CAPITAL MARKETS, LLC)
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31		2018
Net capital:		
Member's capital	$	984,533
Non-allowable assets:		
Accounts receivable		912,856
Other assets		69,555
Net capital		2,122
Net capital requirement		5,000
Excess net capital	$	(2,878)
Ratio of aggregate indebtedness to net capital		68.52:1
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	145,409

There are no material differences between the amounts presented above and the amounts presented in the Company's amended December 31, 2018 unaudited FOCUS Part II Report.

THIRD500, LLC
(f/k/a HEALTHIOS CAPITAL MARKETS, LLC)
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF SECURITIES EXCHANGE ACT OF 1934

YEAR END DECEMBER 31, 2018

Third500, LLC does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 Paragraph (k)(2)(i) of the Securities Exchange Act of 1934.

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm

Member
Third500, LLC

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 (exemption), in which (1) Third500, LLC (f/k/a Healthios Capital Markets, LLC) (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, IL
March 14, 2019

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Member
Third500, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Third500, LLC (f/k/a Healthios Capital Markets, LLC) (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, IL
March 14, 2019

Third500, LLC
1740 Oak Ave, Suite C1
Evanston, IL 60201
847 400 5001 p
www.healthios.com

March 14, 2019

Third500, LLC
Exemption Report

Third500, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2018.

Third500, LLC has met the identified exemption provisions throughout the fiscal year ended December 31, 2018 without exception.

Third500, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2018.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: ____________________ Date: 3/14/2019